上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

04 JAN 15 AM 7:21

04012144

5th January, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N. W.
Washington, D. C. 20549
U. S. A.

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

SUPPL

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following material pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. An announcement dated 2nd January, 2004 in respect of the resignation of director of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg./Mr. Paul Boltz

1/16

香港告士打道39號夏慤大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel.: (852) 2529 5652 Fax: (852) 2529 5067

經濟日報 2004年1月5日

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(根據公司條例於香港註冊成立)

公 布

上海實業控股有限公司(「本公司」)董事會宣布，本公司之獨立非執行董事利國偉博士由於健康理由，於二零零三年十二月三十一日辭任本公司董事。董事會對利博士過去為本公司所作出的寶貴貢獻，謹致衷心謝意。

承董事會命
公司秘書
梁年昌

香港，二零零四年一月二日

South China Morning Post
5th Jan, 2004

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Announcement

The Board of Directors of Shanghai Industrial Holdings Limited (the "Company") announces that Dr. Lee Quo Wei, an Independent Non-Executive Director of the Company, resigned as Director of the Company with effect from 31st December, 2003 due to health reason. The Board would like to express its gratitude to Dr. Lee for his valuable contribution to the Company in the past.

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 2nd January, 2004